UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A
SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)

Commercial Vehicle Group, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-34365	41-1990662
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
7800 Walton Parkway, New Albany, OH 43054
(Address of principle executive offices) (Zip code)

Aneezal H. Mohamed, Chief Legal Officer, Compliance Officer & Corporate Secretary, 614-289-0326
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form SD/A to amend our Form SD for the reporting period January 1 to December 31, 2022 as filed with the Securities and Exchange Commission on May 31, 2023. The sole purpose of this Amendment No. 1 is to correct an inadvertent error in the section titled “Additional Source and Chain of Custody Due Diligence” of failing to fill-in the percentage of respondents from our Targeted Supplier Group that indicated 1 or more of their conflict minerals either originated in the Covered Countries or they were uncertain as to whether their conflict minerals originated in the Covered Countries.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Form SD.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01	– Conflicts Minerals Disclosure and Report
Conflict Minerals Disclosure

A copy of Commercial Vehicle Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at www.cvgrp.com investor page, as well as the SEC’s EDGAR database at “www.sec.gov.”

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of Commercial Vehicle Group, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL VEHICLE GROUP, INC.

June 1, 2023	By:	/s/ Aneezal H. Mohamed
	Name:	Aneezal H. Mohamed
	Title:	Chief Legal Officer, Compliance Officer & Corporate Secretary